Mail Stop 0306

	May 31, 2005


VIA U.S. MAIL AND FACSIMILE (631) 231-1370

Charles M. Stoehr
Chief Financial Officer
Audiovox Corporation
180 Marcus Blvd.
Hauppauge, NY  11788


	RE:	Audiovox Corporation
		Form 10-K for the fiscal year ended November 30, 2004
		Filed March 31, 2005
		Form 10-Q for the fiscal quarter ended February 28, 2005
		File No. 1-09532

Dear Mr. Stoehr:

   We have reviewed your filings and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *


Form 10-K for the fiscal year ended November 30, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies and Estimates - Page 30
1. We note your disclosure on page 31 that reversals of previously established sales incentive liabilities were $3,889 and $1,803 for
fiscal years 2004 and 2003, respectively.   We also note your
disclosure on page 40 that net income was favorably impacted by sales incentive reversals of $5,083 and $2,940 for fiscal years 2004 and 2003, respectively. Please reconcile these two amounts. Additionally, please tell us, in substantive detail, the reasons for the significant increase in sales incentives reversals for unearned and unclaimed sales incentives from fiscal year 2003 to 2004 and how this impacts your ability to establish reasonable and reliable estimates of your sales incentive liabilities.

Consolidated Financial Statements

Note 17.  Contingencies - Page 100
2. We note disclosures related to multiple outstanding litigation that "no assurances regarding the outcome of this matter can be given at this point in the litigation." We also note your general disclosure that "the outcome of all pending legal proceedings in the aggregate is unlikely to have a material adverse effect on the business or consolidated financial condition." Please tell us and disclose more details in future filings of the status of the litigation matters and why you believe that they will not have a significant impact on the financial statements. In addition, as discussed in SAB 5Y, a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant`s securities. In that case, the registrant must either
(a)
disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Please respond to us supplementally and revise future filings to comply.

Form 10-Q for the fiscal quarter ended February 28, 2005

Item 4.  Controls and Procedures - Page 33
3. Refer to your disclosures related to the material weaknesses identified in your internal control over financial reporting as of February 28, 2005. Supplementally and in future filings, please revise to discuss the impact of the material weakness on financial reporting and the control environment. Additionally, please tell us and disclose in future filings whether your remediation measures have been implemented and when you expect that the remediation of the material weaknesses will be complete.
4. As a related matter, we note your disclosure that "there has been no significant change in the company`s internal control over financial reporting during the most recently completed fiscal quarter that has materially affected or is reasonably likely to materially affect our internal control over financial reporting." You then disclose certain changes to the design and operation of internal control during the first quarter. Supplementally and in future filings please clarify whether there were any changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or me at (202) 551-3676 if you have any questions.

	Sincerely,



							Brian Cascio
							Accounting Branch Chief
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Mr. Charles M. Stoehr
Audiovox Corporation
May 31, 2005
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